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Exhibit 21.1

Subsidiaries of Las Vegas Sands Corp.

Legal Name	State or Other Jurisdiction of Incorporation or Organization
Las Vegas Sands, Inc.	Nevada
Venetian Casino Resort, LLC	Nevada
Interface Group Holding Company, Inc.	Nevada
Interface Group-Nevada, Inc.	Nevada
Lido Casino Resort Holding Company, LLC	Delaware
Lido Casino Resort, LLC	Nevada
Phase II Mall Subsidiary, LLC	Delaware
Phase II Mall Holding, LLC	Nevada
Venetian Macau Finance Company	Cayman Islands
Venetian Macau S.A.	Macau
Venetian Venture Development Intermediate Limited	Cayman Islands

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Subsidiaries of Las Vegas Sands Corp.